UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tivity Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88870R102
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 20th Floor New York, NY 10017 (212) 707-4300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

February 25, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 88870R102

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER: 4,750,000
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 4,750,000
	(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,750,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.86%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Tivity Health, Inc., a Delaware (the “Issuer”). The Issuer’s principal executive offices are located at 701 Cool Springs Boulevard, Franklin, TN 37067.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed pursuant to §240.13d-1(f) by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager” or the “Reporting Person”), as investment manager of the HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), a Cayman Islands exempted company, with respect to the shares of Common Stock directly owned by the Fund. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

All investment and voting decisions for the Fund have been delegated to the Manager.  In such capacity, the Manager may be deemed to beneficially own the securities directly owned by the Fund. The Manager does not directly own any shares of Common Stock.  The Manager expressly disclaims beneficial ownership of the securities reported in this Schedule 13D except to the extent that it actually exercises voting or dispositive power with respect to such securities.

(b)  The business office address of the Manager is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c) The principal business of the Manager is to provide investment advisory services to the Fund.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Manager is organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The 4,750,000 shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired in the ordinary course of business with working capital of the Fund set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The Reporting Person entered into the Cooperation Agreement (the “Cooperation Agreement”), which is attached hereto as Exhibit 1 and is incorporated by reference herein.

Subject to the Cooperation Agreement, the Reporting Person will continue to evaluate its investment in the Issuer’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as it deems advisable. Any such transactions, if they occur at all, may take place at any time and without prior notice. As part of its evaluation, the Reporting Person will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Person may also take other actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the operations, strategy, capitalization, governance or ownership structure of the Issuer, or changing its intentions with respect to any and all matters referred to in this Item 4.

Except for the foregoing, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	Manager – 4,750,000 shares of common stock, which represents 9.86% of the Issuer’s outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 48,156,786 outstanding shares of Common Stock as reported in the Issuer’s 8-K filed with the Securities and Exchange Commission on February 19, 2020.

(c) In the 60 days prior to this filing, the following describes the Reporting Person’s purchase and sale activity in shares of Common Stock in the open market:

Trade Date	Shares Purchased /(Sold)	Avg. Price of Shares Purchased or Sold
12/30/2019	25,000	20.06
12/31/2019	75,000	20.36
1/6/2020	(450,000)	21.07
1/8/2020	(100,000)	21.65
1/9/2020	(200,000)	22.11
1/10/2020	(275,000)	22.57
1/13/2020	(300,000)	23.49
1/14/2020	(175,000)	24.10
1/15/2020	(500,000)	25.22
1/16/2020	(250,000)	26.00
1/17/2020	(250,000)	26.00
1/21/2020	25,000	24.92
1/22/2020	25,000	24.75
1/24/2020	50,000	24.04
1/27/2020	100,000	23.02
1/28/2020	200,000	22.94
1/29/2020	150,000	22.48
1/30/2020	105,000	21.97
1/31/2020	220,000	21.63
2/3/2020	60,000	21.48
2/5/2020	(60,000)	22.91
2/7/2020	700	22.25
2/7/2020	(700)	22.52
2/11/2020	(125,000)	23.35
2/12/2020	(250,000)	23.93
2/13/2020	125,000	23.21
2/14/2020	125,000	22.51
2/21/2020	1,000,000	11.90
2/24/2020	750,000	12.48

(d) and (e). Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in the Cooperation Agreement, which is attached hereto as Exhibit 1 and is incorporated by reference herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Cooperation Agreement by and between the Reporting Person and the Issuer, dated February 25, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2020

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name:	Parag Vora
Title:	Managing Member